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Principal
  Financial                                               Principal Life
  Group                                                   Insurance Company

                                                          Princor Finanical
                                                          Services Corporation

January 24, 2003



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE: Principal Life Insurance Company Variable Life Separate Account Pre-Effective Amendment No.1 to Form N-6 filed on January 21, 2003 File No. 333-100838
         Accession Number:  0000870786-03-000017

Ladies and Gentlemen:

We previously filed the above-referenced Form N-6 registration statement in error. We hereby request that such registration statement be withdrawn at your earliest convenience. We request this withdrawal because the incorrect submission form type was submitted. If you have any questions concerning this matter, please call me.

Thank you for your assistance in this matter.

Sincerely

/s/Jean B. Schustek

Jean B. Schustek
Assistant Vice President-Registered Products
Phone (515) 235-6086
Fax (515) 248-4745

The Principal Home Office: Des Moines, Iowa USA 50392-0200 (800) 451-5447 Securities offered through Princor Financial Services Corporation, member NASD and SIPC, Des Moines, IA 50392-0200 FAX (515) 248-4745
Principal Life and Princor are companies of the Principal Financial Group